

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2010

<u>Via U.S. Mail and Facsimile 212.797.0719</u>

Mr. Michael Gilligan
Principal Financial Officer
DB Commodity Services, LLC
60 Wall Street
New York, NY 10005

> **Re: PowerShares Commodity Pools Managed by DB Commodity Services**
> **Forms 10-K for the fiscal year ended December 31, 2008**
> **Forms 10-K for the fiscal year ended December 31, 2009**
> **Forms 10-K/A for the fiscal year ended December 31, 2009**
> **Forms 10-Q/A for the period ended March 31, 2010**

Dear Mr. Gilligan:

This response letter is regarding the annual reports on Forms 10-K for the fiscal years ended December 31, 2009 and 2008 for the following registrants: PowerShares DB Commodity Index Tracking Fund (the "<u>DBC Fund</u>") (File No. 001-32726), DB Commodity Index Tracking Master Fund (the "<u>DBC Master Fund</u>") (File No. 001-32727), PowerShares DB G10 Currency Harvest Fund (the "<u>DBV Fund</u>") (File No. 001-33020), DB G10 Currency Harvest Master Fund (the "<u>DBV Master Fund</u>") (File No. 001-33021), PowerShares DB US Dollar Index Trust (the "<u>DXY Trust</u>") (File No. 001-33317), and each of its two series, PowerShares DB US Dollar Index Bullish Fund (File No. 001-33314) and PowerShares DB US Dollar Index Bearish Fund (File No. 001-33318) (the "<u>DXY Funds</u>"), DB US Dollar Index Master Trust (File No. 001-33315) (the "<u>DXY Master Trust</u>"), and each of its two series, DB US Dollar Index Bullish Master Fund (File No. 001-33316) and DB US Dollar Index Bearish Master Fund (File No. 001-33319) (the "<u>DXY Master Funds</u>"), PowerShares DB Multi-Sector Commodity Trust (File No. 001-33229) (the "<u>Sectors Trust</u>"), and each of its seven series, PowerShares DB Energy Fund (File No. 001-33240), PowerShares DB Oil Fund (File No. 001-33242), PowerShares DB Precious Metals Fund (File No. 001-33244), PowerShares DB Gold Fund (File No. 001-33231), PowerShares DB Silver Fund (File No. 001-33234), PowerShares DB Base Metals Fund (File No. 001-33236) and PowerShares DB Agriculture Fund (File No. 001-33238) (collectively, the "<u>Sectors Funds</u>"), and DB Multi-Sector Commodity Master Trust (File No. 001-33232) (the "<u>Sectors Master Trust</u>"), and each of its seven series, DB Energy Master Fund (File No. 001-33239), DB Oil Master Fund (File No. 001-33241), DB Precious Metals Master Fund (File No. 001-33243), DB Gold Master Fund (File No. 001-33230), DB Silver Master Fund (File No. 001-33233), DB Base Metals Master Fund (File No. 001-33235) and DB Agriculture Master Fund (File No. 001-33237) (the "<u>Sectors Master Funds</u>"). Consistent with your response letter dated August 25, 2009, the DBC Fund, the DBV Fund, the DXY Funds and the Sectors Funds are collectively referred to as the "DB Funds."

      We have completed our review of the above referenced filings, collectively referred to above as the DB Funds, and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief